

ESSEX

PROPERTY TRUST, INC.

ANNUAL REPORT | 2001

"We have remained **disciplined**, using our research-based strategy which focuses on the supply-constrained **housing markets along the West Coast** —this is **the business we know.**"

—Keith Guericke, President and CEO

VALUE (văl'yōō)

1. Defined simply as a standard or principle regarded as desirable or worthwhile. With a solid commitment to its residents, shareholders, employees and partners, Essex creates value by utilizing its research-based strategy to acquire, develop, redevelop and manage quality multifamily homes in supply-constrained housing markets along the West Coast. This has resulted in consistent and above average operating performance and shareholder returns.

TABLE OF CONTENTS

Huntington Breakers is a 342-unit apartment community within walking distance of the Pacific Ocean in Huntington Beach, California.

Multifamily Units


22,000
20,000
18,000
16,000
14,000
12,000
10,000
10,700
12,267
15,106
18,673
20,762
'97 '98 '99 '00 '01
as of December 31

Multifamily Properties


100
90
80
70
60
50
59
63
68
83
92
'97 '98 '99 '00 '01
as of December 31

corporate profile

CORPORATE PROFILE (kôr'par-ĭt, -prĭt) (prō'fīl')
1. A comprehensive summation of value-driven philosophies and principles.
2. Factual statements regarding Essex Property Trust.

ESSEX'S beginnings go back to 1971, when its predecessor, Essex Property Corporation, was formed by real estate entrepreneur George Marcus. In 1994, with a portfolio of 23 properties located in Northern California, Southern California and the Pacific Northwest, the Company made its public debut as Essex Property Trust, Inc. (NYSE: ESS). Going public allowed the Company to continue to expand its real estate investment and management operations.

Today, Essex is a fully integrated real estate investment trust (REIT) that has ownership interests in 92 multifamily residential properties containing 20,762 apartment homes and five properties representing 1,274 apartment units under construction. The Company acquires, develops, redevelops and manages its portfolio of multifamily properties in selected markets located in Southern California, the San Francisco Bay Area and the Pacific Northwest.

Over the last five years, Essex Property Trust's shares the S&P 500 and the NAREIT All Equity REIT Indices.

Architectural details and functionality are primary considerations in designing new apartment homes.







highlights

FINANCIAL HIGHLIGHTS (fĭ-năn'shal) (hī'līts')

1. Significant details of monetary means.
2. Measurement of success; see value creation.

Total Return Performance



Index Value
320
300
280
260
240
220
200
180
160
140
120
100
80
'96
'97
'98
'99
'00
'01
as of December 31
Essex Property Trust, Inc.
S&P 500
NASDAQ—Total US*
NAREIT All Equity REIT Index

Source: SNL Financial

*CRSP, Center for Research in Security Prices, Graduate School of Business. The University of Chicago 2002. Used with permission. All rights reserved. crsp.com

Revenues



$200
175
150
125
100
75
50
84.6
125.3
146.0
178.7
205.6
'97 '98 '99 '00 '01
$ in millions

Operating Results



$5
4
3
2
1
2.54
1.66
2.85
1.67
3.26
1.90
3.90
2.18
4.39
2.41
'97 '98 '99 '00 '01
Funds From Operations Per Share
Operating Earnings Per Share

(Dollars in Thousands)

Years Ended December 31	2001	2000	1999	1998	1997
Revenues	$205,634	$178,740	$146,045	$125,259	$84,569
Income from Property Operations (before depreciation)	130,559	121,081	98,721	84,109	55,574
Net Income	48,545	44,353	43,564	26,328	29,316
Funds From Operations	92,277	80,775	66,971	58,495	43,500
Dividends and Other Distributions	49,987	42,424	38,634	35,074	25,046
As of December 31					
Real Estate Owned	$1,175,200	$1,156,408	$929,076	$889,964	$730,987
Mortgage and Other Notes Payable	638,660	595,535	384,108	361,515	276,597
Number of Properties	92	83	68	63	59

ESS Listed NYSE

Certain statements in this Annual Report to Stockholders which are not historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding the Company's expectations, hopes, intentions, beliefs and strategies regarding the future. Forward looking statements include statements regarding the Company's expectation that it will continue to rank in the top tier of multifamily REITs in growth of same property revenue and net operating income, complete most of the apartment homes in its development pipeline at yields substantially in excess of initial underwriting parameters, aggressively expand its redevelopment program, finance completion of its development pipeline without accessing additional capital, and resume its acquisition program using a co-investment format if the condition of the capital markets does not improve, as well as the Company's expectations relating to economic conditions in the markets in which the Company does business, and the Company's beliefs as to the adequacy of the future cash flows. Such forward looking statements involve known and unknown risks, uncertainties and other factors including, but not limited to, the risk that actual results could be materially different from those described in such forward looking statements, as well as those risks, special considerations, and other factors discussed under the caption Other Matters in Item 1 of the Company's Report on Form 10-K for the year ended December 31, 2001, and those other risk factors and special considerations set forth in the Company's other filings with the Securities and Exchange Commission which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The Company's total market capitalization was $250 million

Scenic harbor views are featured at Mirabella, a 188-unit luxury apartment community located in Marina del Rey, California.


MIRABELLA

To our fellow shareholders:

ESSEX maintained its standing as one of the top performers within the REIT industry in 2001, even though the economic environment became much more difficult. The Company achieved its key operating objectives for the year, and once again delivered industry-leading results in cash flow and Funds From Operations. The highlights of the last year's performance are as follows:

- Funds From Operations (FFO) grew to $92.3 million, or $4.39 per diluted share, a 13% increase on a per share basis from the year before.
- The Company increased its dividend 18%, following an 11% increase in 2000 and a 10% increase in 1999. The total dividend paid in 2001 was $2.80 per share.
- Revenues and net operating income, reported on a same-property basis, each grew 5%—one of the best growth rates reported by multifamily REITs.
- We commenced construction of one property and continued construction of four development properties; these properties have an estimated total cost of $221.2 million.
- We acquired ownership interests in nine apartment communities located primarily in our Southern California region, for an aggregate investment of approximately $210 million.
- We completed redevelopment of six multifamily communities representing 1,806 apartment homes, at an approximate redevelopment cost of $30 million.

These results, like those from prior years, are directly attributable to the Company's research-based investment strategy and value-adding real estate skills. Our approach is to first identify supply-constrained markets and then apply our expertise in value creation and risk assessment to determine which properties to acquire, develop or redevelop. The next step is to establish a multiyear plan to maximize the value of those properties. This research-based strategy has allowed the Company to produce record returns and solid growth from its real estate portfolio.

The increase in FFO last year was principally due to internal growth. After showing great strength in the first half of the year, however, internal growth abated significantly in the third and fourth quarters. The West Coast markets that we target were affected by weakening economic conditions in general, and by the catastrophic downturn in Internet-related businesses in particular. For the first time in many years, the demand for housing, represented by new households, fell dramatically. Despite this shift in demand, we believe that our target markets continue to be characterized by a dynamic and diversified employment base, limited new multifamily housing, and relatively high-cost single-family homes. Therefore, we remain confident that our established investment strategy will lead to favorable long-term results.

Essex's common stock produced a negative total return of 5% in 2001, compared to a positive total return of 69% in 2000. The Company's share price declined primarily because of the changed market conditions on the West Coast and concerns about the national economy. Over the last five years, Essex has generated an average annual total return of 25%—a result that puts Essex near the top of the entire REIT sector and surpasses the return for the S&P 500 and the NASDAQ Composite Indices over the same period.

The REIT Industry Outperforms the Broader Market

The REIT industry reported a total return of 14% in 2001, compared to negative total returns for many of the broader market indices. Investors found the relative safety of REITs to be attractive. Many REITs are approaching their tenth anniversary as public companies, and have established a reputation for stability and solid growth. These characteristics are being sought by investors given the volatility of both earnings and share prices in several other investment categories. Investors are also attracted to the cash flow potential offered by REITs. Market interest rate reductions have made investors consider alternatives to fixed-income securities. REITs offer substantial initial dividend yields, often in excess of the yields on long-term treasury securities, as well as dividend growth potential as rental income increases and properties appreciate.

Financial Flexibility

The Company was well prepared for the economic weakness experienced in 2001. We have long taken a conservative approach to managing our financial condition, planning for difficult economic conditions while making the Company more attractive to investors. A hallmark of our approach is a preference for long-term and fixed-rate financing and for conservative leverage. At the end of 2001, long-term and fixed-rate debt represented 79% of outstanding indebtedness; and our debt-to-total-market-capitalization ratio was 34%. Because of our flexible capital structure, we are able to access a wider range of financing sources that ultimately reduces our cost of capital. There are also benefits for our dividend policy. By carefully managing our balance sheet and generating FFO growth in 2001, we were able to increase the dividend by 18% while maintaining a conservative dividend payout ratio of 64% of FFO.

Essex Apartment Value Fund, L.P.

To finance future growth, we joined with institutional partners to form the Essex Apartment Value Fund, which seeks to create value through the acquisition, development, renovation and management of West Coast apartment properties. As discussed in last year's annual report, we view the Fund as strategically important, since it broadens Essex's capital resources when traditional capital alternatives are unavailable or unattractive. In total, the Fund has approximately $700 million in investment capacity, an ample amount during this period of economic uncertainty. Periods of uncertainty have historically been the time when attractive real estate opportunities have occurred more frequently.

Looking Ahead

A changing economic environment presents new opportunities as well as anticipated challenges for the Company. On the bright side, our experience is that investment capital often becomes more scarce during difficult market conditions, creating more profitable real estate opportunities. We have already begun to see such opportunities in the form of reduced multifamily land prices in our Northern California region.

Among the challenges we will face in the coming year is the likelihood that same-property revenue and net operating income *will be substantially reduced from the levels of the last several years. Reducing financing costs and controlling expenses will* therefore be a priority in 2002.

In all of our West Coast markets, expensive single-family homes and limited housing construction will help solidify the renter populations, and limited new construction of housing will ultimately lead to high occupancy rates and rent increases. Once economic conditions improve, we expect these property markets to resume their strong performance. We will continue to seek out potential acquisitions where we can create value through renovation and strong management. We also believe that a significant opportunity exists to produce higher rental revenues by renovating properties within the existing portfolio.

Since becoming a public company in 1994, Essex has established a record of strong performance, skillful stewardship of it's financial resources and leadership in the investment and management of apartment properties on the West Coast. We remain committed to continuing that record. We thank our shareholders, employees, partners and residents for their interest in and support of the Company.



George M. Marcus

Chairman



Keith R. Guericke

President & Chief Executive Officer

shareholder letter

SHAREHOLDER LETTER (shâr'hōl'dər) (let'ər)

1. A formal written report to shareholders describing operating results from the prior year and future expectations.



proven strategy

PROVEN STRATEGY (prōō'vən) (străt'ə'gy)

1. The convergence of research and local market knowledge resulting in value creation through effective property operations and asset management, prudent development and opportunistic redevelopment.

Monterey Villas, redeveloped by Essex in 2001, consists of 122 apartment homes in Ventura County, California.

Identifying Value

OUR investment strategy is to acquire, develop and redevelop multifamily rental properties in premier locations that possess the following characteristics:

- Limited new housing development
- Expensive single-family homes
- Diverse economic base
- Above-average job growth
- High quality of life

Essex utilizes its proprietary research model that has been developed over the past 15 years to:

- Constantly monitor existing markets
- Evaluate new markets to identify areas with the characteristics that underlie rental growth

The strength of the underlying market fundamentals allows Essex to realize internal growth by increasing rents and maintaining high occupancy levels. Essex's experience and knowledge of the West Coast allow it to be an opportunistic acquirer, developer and redeveloper of apartment communities.



Pacific Northwest
OR
Northern California
Southern California
CA
2001
Portland Metro Area 7%
Seattle Metro Area 20%
SF Bay Area 19%
Southern California 54%
1994
Seattle Metro Area 20%
Southern California 10%
SF Bay Area 70%

Diversified Portfolio


WARNING: NO LIFEGUARD ON DUTY
NO DIVING ALLOWED

Monterra del Sol is one of four properties located in the vibrant community of Pasadena, California, which was recently redeveloped by Essex.

Creating Value

ESSEX builds value by using market and economic research to select quality properties in desirable locations. It then applies its development and redevelopment capabilities to these properties to generate the best combination of initial yield and internal growth.

The Company's targeted West Coast markets are in various stages of economic expansion. This has led to above-average rental growth and consistently high occupancy rates—the sources of internal growth. We believe that internal growth is critical to investors because it is not dependent on the availability of external capital. Essex's internal growth has consistently placed the Company at the top of its multifamily-REIT peer group.

Same-Property Financial Occupancies



96%
97%
96%
96%
96%
96%
95%
95%
'94
'95
'96
'97
'98
'99
'00
'01
as of December 31



Large spacious townhouse units represent Monterey Villas appeal to the professional individual in Ventura County.

Asset Management and Property Operations

ESSEX develops a detailed plan for each asset in its portfolio. The Company believes it is essential to closely monitor each asset and the market conditions affecting it. Essex conducts market research continuously, and uses its research department's quarterly reports of market rent growth and occupancy rates to evaluate the asset's performance. This process allows the Company to determine, on a timely basis, whether to dispose of the asset or retain it and adjust the asset plan as appropriate.



Essex has completed interior and exterior improvements and has enhanced amenities at the recently redeveloped Hillcrest Park.



Located in Ventura County, California, Mariners Place attracts residents who seek a comfortable coastal location.

Marbrisas, which was acquired by the Essex Apartment Value Fund in 2001, is a 500-unit luxury apartment community located in Chula Vista, California.



Acquisitions

PURCHASING multifamily assets allows for the rapid deployment of capital in markets that are projected to benefit from above-average occupancy trends and rent growth. Essex pursues acquisitions that have the potential to appreciate in value through improved operating and financial performance. The Company's acquisitions team targets properties that are poorly managed or inadequately marketed, or that involve owners who may be highly motivated to sell due to lifestyle changes, tax considerations or other ownership issues. Essex seeks to avoid competitive property auctions by relying on the network of brokers and property owners that it has developed over the last 30 years.







Lush landscaping, extensive amenities and covered balconies are details that give some of Essex's properties a resort-style atmosphere.

Properties Acquired in 2001 (owned wholly or in part by Essex):

Property Name	Location	Units
Andover Park	Beaverton, OR	240
Capri at Sunny Hills	Fullerton, CA	100
Hearthstone Apartments	Santa Ana, CA	140
Marbrisas Apartments	Chula Vista, CA	500
Montejo Apartments	Garden Grove, CA	124
Moanalua Hillside Apartments	Honolulu, HI	700
Treehouse Apartments	Santa Ana, CA	164
Valley Park Apartments	Fountain Valley, CA	160
Villa Angelina	Placentia, CA	256
Total Acquisitions		2,384



Essex has won many awards for its properties, including "**Best Residential Plan**" for the Essex on Lake Merritt (San Francisco Business Journal) and "**Best Garden Apartment**" for Tierra Vista (National Association of Home Builders).

The Essex on Lake Merritt is a luxury multifamily high-rise community located in Oakland, California, that is scheduled for delivery in 2002.

Development

ESSEX has established a strong development track record by selectively investing in a limited number of projects in its targeted submarkets. During its 30-year history, the Company has developed 30 properties with approximately 5,000 units. Our development strategy attempts to mitigate many of the risks inherent in constructing new assets. We focus on submarkets where the availability of land for development is limited. Geographic constraints, such as the Pacific Ocean and mountains, provide natural limitations to overdevelopment. In addition, land parcels suitable for multifamily development typically have issues such as lengthy and costly entitlement processes, and competing uses for existing land. Essex's development program focuses on luxury apartment communities located in areas with an inadequate supply of housing.

Properties Under Development — December 31, 2001

($ in millions)

Property Name	Location	Units	Estimated Cost
Chesapeake	San Diego, CA	230	43.0
Essex on Lake Merritt	Oakland, CA	270	69.0
Hidden Valley-Parker Ranch	Simi Valley, CA	324	43.0
Kelvin Avenue	Irvine, CA	138	22.4
San Marcos (formerly Vista Del Mar)	Richmond, CA	312	43.8
Total Development		**1,274**	**$221.2**



Tierra Vista, a 404-unit garden apartment community in Ventura County, California, achieved stabilized operations in 2001.



Some of the luxuries to be found at Essex's properties are sparkling pools and state-of-the-art excercise facilities.

Redevelopment

CREATING value by redeveloping multifamily communities is another way that Essex creates value. The Company believes that there is exceptional opportunity to redevelop properties in certain targeted submarkets where rents at new Class A properties substantially exceed rents at Class B properties. Our goal is to provide "like-new" apartment homes, state-of-the-art leasing facilities and upgraded amenities that support higher rents.

Our redevelopment activities focus on improvements that typically generate a minimum 15% cash-on-cash annual return on the incremental investment in the property, primarily through increased rents. These improvements enhance the value of the property and solidify its competitive position in the marketplace. Since 1995, Essex has completed or initiated the redevelopment of over 5,100 apartment units at 23 multifamily properties. As of December 31, 2001, the Company had three projects, representing 380 apartment homes, in various phases of redevelopment.

Coronado is a 1,447-unit apartment community located in prestigious Newport Beach, California, Essex's largest redevelopment project to date.







Strategic acquisitions of quality properties is one of the many factors that has made Essex one of the leading multifamily REITs.



strong financial position

STRONG FINANCIAL POSITION

(strông) (fĭ-năn ciăl) (pa-zīsh'en)

1. A shrewd monetary policy that is created through prudent fiscal policies and sound business management.

THE COMPANY'S success is evidenced by the return Essex has generated for its shareholders. Over the last five years, Essex has generated an average annual total return of 25%. The corresponding average for the REIT industry was 7%.

In part, this accomplishment can be attributed to Essex's conservative approach to managing its balance sheet. Thanks to this approach, the Company has been able to endure economic turbulence and take advantage of difficult market conditions, which historically have presented the best investment opportunities.

Its sound portfolio of quality assets and effective debt management provide the Company with consistent cash flows and built-in value that allow it to operate in many different economic environments.

Through balance sheet management and growth in FFO, we have been able to achieve double-digit growth in our dividend for four years in a row. The safety of the dividend is evidenced by a payout ratio of 64% of FFO in 2001.

Dividends Per Share



$3.50
$3.00
$2.50
$2.00
$1.50
20%
15%
10%
5%
0%
'97 '98 '99 '00 '01
Dividends Per Share
Dividend Increases

FFO Payout Ratio



100%
90%
80%
70%
60%
50%
70
68
66
61
64
'97 '98 '99 '00 '01

Market Capitalization



Common Stock
55%
Fixed Rate Debt
27%
Tax Exempt Debt 3%
Lines of Credit 4%
Perpetual
Preferred Equity
11%

WE ATTRIBUTE much of our success to the long-term and mutually beneficial relationships we have formed with employees, shareholders, the financial community, residents and vendors. Essex is led by a dedicated team of 14 senior executives with extensive knowledge of multifamily operations and finance. They are supported by over 600 other employees. The Company's ability to attract and retain highly capable talent is not just a coincidence—quality people want to work for a quality organization.

Our shareholders range from individuals, some of whom are Essex employees, to high-profile institutions that believe in the Company's strategy and its management team. Equity research analysts disseminate research on Essex, providing current and potential investors with specific operating and valuation analyses. Currently, the Company has 13 equity research firms covering its stock.

We also have a valuable relationship with our residents. Essex provides housing for approximately 30,000 people who expect attractive, safe and convenient housing at a superior rental value. We strive to meet their evolving needs and expectations by providing quality apartment communities. In this effort, the help of our many vendors is indispensable. Their services and expertise enable Essex to create value by doing what it does best—developing, redeveloping and managing high-quality apartment homes.

ESS Ownership


Insiders
11%
Individuals
3%
Institutions
86%

valued relationships

VALUED RELATIONSHIP (văl'yōō-d) (rĭ-lā'shan-ships')

1. Highly esteemed connection existing between people related to or having dealings with each other.

Essex's top four senior executives have worked

EQUITY RESEARCH COVERAGE

AG Edwards

Banc of America Securities

Bear Stearns

CIBC World Market

Credit Suisse First Boston

Friedman, Billings, Ramsey & Co.

Lehman Brothers

McDonald Equity Research

Merrill Lynch & Co.

Prudential

Raymond James & Associates, Inc.

Robertson Stephens

UBS Warburg



Located in La Habra, California, Hillsborough Park is a 235-unit luxury townhouse-style apartment community which the company developed and stabilized operations in 1999.

CORPORATE HEADQUARTERS
925 East Meadow Drive
Palo Alto, CA 94303

SOUTHERN CALIFORNIA
22120 Clarendon Street, Suite 200
Woodland Hills, CA 91367

2512 Chambers Road, Suite 108
Tustin, CA 92780

PACIFIC NORTHWEST
13800 North East 9th Place
Bellevue, WA 98005

STOCK EXCHANGE
The New York Stock Exchange—NYSE
Ticker symbol—ESS

ANNUAL MEETING OF STOCKHOLDERS
Date: May 14, 2002
Time: 1:00p.m (PST)
Location: Stanford Park Hotel
100 El Camino Real
Menlo Park, CA 94025

SHAREHOLDER ACCOUNT ASSISTANCE
Shareholder records are maintained by Essex's Transfer agent—Computershare Investor Services, LLC

TRANSFER AGENT
Computershare Investor Services, LLC
2 North LaSalle
Chicago, IL 60602
Investor Relations Number (312) 360-5354
Internet Address: www.computershare.com

DIVIDEND REINVESTMENT PLAN
The Dividend Reinvestment Plan permits Shareholders to increase their ownership of Essex Property Trust, Inc. by reinvesting all or a portion of their dividends each quarter into new shares of Company stock. For information on the Dividend Reinvestment Plan, please contact our transfer Agent—Computershare Investor Services, LLC at (312) 360-5354

LEGAL COUNSEL
Morrison & Foerster
Palo Alto, CA

AUDITORS
KPMG LLP
San Francisco, CA

INVESTOR INFORMATION
Essex Property Trust, Inc. has filed its Annual Report on Form 10-K with the Securities and Exchange Commission for fiscal year 2001. For a copy of this report and other information regarding the Company, which is available upon request without charge, please contact:

Mary C. Jensen
Director of Investor Relations
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303
Investor Relations: (650) 849-1600
investors@essexpropertytrust.com

Investor information is also available on the Company's Web site at www.essexpropertytrust.com

BOARD OF DIRECTORS
George M. Marcus
Chairman
Keith R. Guericke
Vice Chairman
David W. Brady
Director
Robert E. Larson
Director
Gary P. Martin
Director
William A. Millichap
Director
Issie N. Rabinovitch
Director
Thomas E. Randlett
Director
Michael J. Schall
Director
Willard H. Smith Jr.
Director

EXECUTIVE STAFF
Keith R. Guericke
President and Chief Executive Officer
Michael J. Schall
Senior Executive Vice President and Chief Financial Officer
John D. Eudy
Executive Vice President, Development
Craig K. Zimmerman
Executive Vice President, Acquisitions
Jordan E. Ritter
Senior Vice President and General Counsel
Robert C. Talbott
Senior Vice President, Operations
Erik J. Alexander
Vice President, Redevelopment
John F. Burkart
Vice President and Portfolio Manager
Gerald E. Kelly
Vice President, Research and Due Diligence
Bruce A. Knoblock
Vice President, Senior Project Manager
Maura Lederer
Vice President, Senior Project Manager
Bryan W. Meyer
Vice President, Acquisitions
Mark J. Mikl
Vice President and Controller
Jamie Williams
Vice President, Information Technology
Suzanne M. Golden
Director of Human Resources
Mary C. Jensen
Director of Investor Relations
Toby Lieberman
Director of Finance
Jeff S. Rowerdink
Director of Acquisitions
Mark C. Salyer
Director of Maintenance Operations
Malu C. Martinez
Fund Controller
Lisa C. Burton
Accounting Manager
Karen E. Harling
Development Administrative Manager
Christopher C. Lou
Payroll Manager
Louise E. Santana
Operations Support Manager
John D. Lopez
Economist

SOUTHERN CALIFORNIA MANAGEMENT STAFF
Karen C. Erlandson
Ancillary Income Manager
Gale H. Hansrajh
Accounting Manager
Mark R. Neumann
Accounting Manager

PORTFOLIO MANAGEMENT STAFF
SOUTHERN CALIFORNIA
Mary Sue Jackson
Mark Rogers
Connie White

NORTHERN CALIFORNIA
JoAnn Petrie
Lynda Peyton

PACIFIC NORTHWEST
Sharon Azavedo
Sherrie L. Clevenger
Carol Swanson

PROJECT MANAGERS
Craig Chapman
Development
Tom Flitsch
Redevelopment
Jay Greenwood
Development
Gregory Hillman
Construction Manager
Eric Kramer
Development
Stephen Magill
Construction Manager
Frankie Murphy
Redevelopment

shareholder information

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